Peace Arch Entertainment and Sony Pictures Entertainment Execute Agreement for International Distribution Rights for Five Feature Films

License Agreement Outside North America Expands Distribution Partnership with Highly-Influential Sony Pictures

Toronto – April 26, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) today announced that Sony Pictures Entertainment has acquired the exclusive distribution rights outside North America for DVD, television, mobile and new media distribution for five feature films.  The films are the dramas “The Good Shepherd” (Christian Slater) and “The Keeper” (Dennis Hopper), along with the horror-thrillers “5ive Girls” (Ron Perlman), “Dead Mary” (Dominique Swain) and “Living Death” (Kristy Swanson).

The agreement was negotiated by Peter Schlessel, president of worldwide acquisitions for Sony Pictures Entertainment, and John Flock, President of Peace Arch Entertainment.

“We are very pleased to collaborate on the international release of these films with a distribution organization that has the global reach of Sony Pictures,” said Mr. Flock. “This marks the second agreement in what we hope will be a long-term relationship with Sony. We believe that working with world-class partners such as Sony is an essential step for Peace Arch as we continue to expand our operations to build shareholder value.”

The two companies have an established relationship, as they previously announced a distribution agreement for the Peace Arch Entertainment co-production of “The Tudors,” which premiered to record audiences and was recently renewed for a second season by Showtime. The series stars Golden Globe® Award-winning actor Jonathan Rhys Meyers as a seductive young Henry VIII.

Peace Arch Entertainment’s expanding line up of feature films and long-form television programming includes two of the favorites at the 2007 Sundance Film Festival, the drama "Chapter 27" starring Jared Leto and Lindsay Lohan, and the award-winning comedy “Delirious” starring Steve Buscemi, Michael Pitt, Alison Lohman, Gina Gershon and Elvis Costello.  Peace Arch also recently completed the romantic comedy "Watching The Detectives" starring Cillian Murphy and Lucy Liu, which will world premiere at the Tribeca Film Festival in New York City in May, and began production on the film satire “The Deal” from the best-selling Peter Lefcourt novel, with a cast that includes William H. Macy, Meg Ryan, LL Cool J and Elliott Gould.

Sony Pictures Entertainment

Sony Pictures Entertainment is a subsidiary of Sony Corporation of America, (SCA), a subsidiary of Tokyo-based Sony Corporation. SPE's global operations encompass motion picture production and distribution; television production and distribution; digital content creation and distribution; worldwide channel investments; home entertainment acquisition and distribution; operation of studio facilities; development of new entertainment products, services and technologies; and distribution of filmed entertainment in 67 countries. Sony Pictures Entertainment can be found on the World Wide Web at http://www.sonypictures.com.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

     Roy Bodner

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     Peace Arch Entertainment

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     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

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